EXHIBIT 99.7

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the US and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under US GAAP.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

(tabular amounts in thousands of United States dollars, except as otherwise noted)

	Canadian GAAP	US GAAP
Consolidated Balance Sheets	2010	2010
Balance sheet:
Mining assets (a) (b) (c)	$802,984	$749,311
Future income tax liability, net (d) (f)	229,017	202,921
Other long-term liability (d)	2,201	6,973
Shareholders’ equity (d)	682,769	650,420

	Canadian GAAP	US GAAP
	2009	2009
Balance sheet:
Mining assets (a) (b) (c)	$800,358	$739,086
Future income tax liability, net (d) (f)	259,946	233,494
Other long-term liability (d)	1,946	7,485
Shareholders’ equity (d) (f)	702,839	662,480

Consolidated Statements of Earnings	2010	2009
Earnings (loss) for the year, Canadian GAAP	$(73,176)	$70,121
Sales (c)	–	3,683
Cost of sales (c) (e)	7,599	(10,366)
Current income taxes (e)	–	4,484
Future income taxes (f)	(293)	(5,486)
Earnings (loss) for the year, US GAAP	$(65,870)	$62,436

Consolidated Statements of Comprehensive Income (Loss)	2010	2009
Earnings (loss) for the year, US GAAP	$(65,870)	$62,436
Other comprehensive income (loss), Canadian GAAP	6,403	(3,170)
Other comprehensive income (loss), US GAAP (d)	704	(2,872)
Total comprehensive income (loss), US GAAP	$(58,763)	$56,394

Basic earnings (loss) per share	$(0.89)	$1.02
Diluted earnings (loss) per share	$(0.89)	$1.02

Consolidated Statement of Cash Flows	2010	2009
Cash provided by (used in):
Operating, Canadian GAAP	$44,209	$144,076
Net earnings (loss) adjustments (c)	7,306	(7,685)
Items not involving cash:
Amortization and accretion (c)	(7,599)	(3,805)
Future income taxes	293	5,486
Cash provided by (used in):
Operating, US GAAP	44,209	138,072
Cash provided by (used in):
Financing, Canadian GAAP	(103,996)	44,257
Cash provided by (used in):
Financing, US GAAP	(103,996)	44,257
Cash provided by (used in):
Investing, Canadian GAAP	100,359	(217,428)
Mining capital assets (a)(b)(c)	–	6,004
Cash provided by (used in):
Investing, US GAAP	100,359	(211,424)

Foreign exchange effect on cash balances	5,662	(3,798)

Increase (decrease) in cash and cash equivalents	46,234	(32,893)
Cash and cash equivalents, beginning of year	16,735	49,628
Cash and cash equivalents, end of year	$62,969	$16,735

(a)	Mineral Rights

The Company’s policy is to capitalize the costs of acquiring mineral rights under both Canadian and US GAAP.

(b)	Expenditures on Mining Interests Prior to the Establishment of Proven and Probable Reserves

The Company’s policy under US GAAP is to expense all costs on properties prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

There is no difference in the calculation of reserves for the periods presented under Canadian or US GAAP. The calculation follows the requirements of the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Project as well as the definitional guidance of Industry Guide 7 as required under US GAAP.

(c)	Expenditures on Mining Interests Upon the Establishment of Proven and Probable Reserves

Upon establishment of proven and probable reserves, the Company has capitalized the costs of developing these reserves for both Canadian and US GAAP purposes.

Under US GAAP, the production stage is deemed to begin when saleable minerals are extracted from an ore body, regardless of the level of production. For Canadian GAAP, the production stage is deemed to begin when production reaches commercial levels. For US GAAP purposes, the start-up phase ended effective February 1, 2003 for the A-154 pipe and June 1, 2008 for the A-418 pipe. For Canadian GAAP purposes, the start-up phase ended effective August 1, 2003 for the A-154 pipe and August 1, 2008 for the A-418 pipe.

For Canadian GAAP purposes, the net book value of mining assets will be higher than for US GAAP purposes due to the capitalization of costs incurred for Canadian GAAP purposes in the first and second quarters of fiscal 2004 for the A-154 pipe and in the second quarter of fiscal 2009 for the A-418 pipe. This results in lower amortization under US GAAP, which is offset by the expensing of exploration costs for US GAAP purposes. Amortization pertaining to A-154 and A-418 items deferred for Canadian GAAP purposes net of exploration costs resulted in a $7.6 million decrease in cost of sales for the year ended January 31, 2010 for US GAAP purposes ($4.5 million for the year ended January 31, 2009). The earlier commencement of commercial production for the A-418 pipe under US GAAP resulted in the following additional adjustments in fiscal 2009: an increase of $10.4 million in cost of sales, offset by a $3.7 million increase in sales revenue relating to A-418 production sold prior to the commencement of commercial production.

For Canadian and US GAAP purposes, stripping costs attributable to separate and distinct ore bodies are capitalized during the pre-production stage. These stripping costs are expensed once the production phase of the ore body is deemed to have begun. The production phase is defined as when saleable minerals are extracted (produced) from the ore body.

There is no difference in the calculation of reserves for the periods presented under Canadian or US GAAP. The calculation follows the requirements of the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Project as well as the definitional guidance of Industry Guide 7 as required under US GAAP.

(d)	Accounting for Defined Benefit Pension and Other Postretirement Plans
For US GAAP purposes, the Company has adopted ASC Topic 715-20 (FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans), issued in September 2006. For the year ended January 31, 2010, a liability for pension benefits of $2.2 million is reported under other long-term liability for Canadian GAAP purposes. For US GAAP purposes, the following balance sheet reclassifications were made for fiscal 2010: a decrease of $0.8 million in other long-term liability, an increase in net future income tax liability of $0.1 million and an increase in accumulated other comprehensive income (loss) of $0.7 million. For the year ended January 31, 2009, a liability for pension benefits of $1.9 million is reported under other long-term liability for Canadian GAAP purposes.

(e)	Investment Tax Credits
Under Canadian GAAP the Company records non-refundable investment tax credits as a reduction in the expense or the capital expenditure to which they relate. The majority of non-refundable investment tax credits earned by the Company relate to research and development expenditures and pre- production mining expenditures. Under US GAAP, non-refundable investment tax credits are recorded as a reduction in the current income tax expense in the year in which the tax credits are earned and more likely than not to be realized.

(f)	Accounting for Uncertainty in Income Taxes
The Company has adopted the provisions of ASC Topic 740-10 with respect to the accounting for uncertainty in income taxes on February 1, 2007 for US GAAP reporting purposes only. As of January 31, 2010 and 2009, the Company recognized a reduction of $0.7 million and $0.6 million of future income tax liability, respectively. These reductions are as a result of certain tax benefits not recognized for Canadian GAAP purposes being recognized for US GAAP purposes in accordance with FIN 48.

A reconciliation of the beginning and ending amount of the reduction is as follows:

	2010	2009
Unrecognized tax benefit at the beginning of the year	$ (620)	$ (688)
Foreign Exchange	(91)	132
Addition based on tax position taken during the current period	(16)	(64)
Unrecognized tax benefit at the end of the year	(727)	(620)

(g)	Impact of Recent United States Accounting Pronouncements

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now codified under Accounting Standards Codification (“ASC”) Topic 105-10 (SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles), which establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles to be applied in the preparation of financial statements in conformity with GAAP. ASC Topic 105-10 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws as authoritative GAAP for SEC registrants. Upon adoption of this guidance, the Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. This guidance became effective for the Company as of September 30, 2009.

Subsequent Events

In May 2009, the FASB issued guidance now codified under ASC Topic 855-10 (SFAS No. 165, Subsequent Events), which requires an entity to evaluate events or transactions that occur after the balance sheet date for potential recognition or disclosure in its financial statements. ASC Topic 855-10 outlines the circumstances under which the entity shall recognized these events or transactions in its financial statements and the required disclosures. This guidance became effective for the Company as of February 2010.

These new standards have had no material impact on the consolidated financial statements.